Exhibit 8

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

LIST OF SUBSIDIARIES

Name of subsidiary	Place of Incorporation	Name under which doing business (if different)
Telecomunicaciones Movilnet, C.A.	Venezuela	MOVILNET

Compañía Anónima Venezolana de Guías - CAVEGUÍAS	Venezuela	CAVEGUIAS

CANTV.NET, C.A.	Venezuela	CANTV.Net

INVERCANTV, S.A.	Venezuela	—

CANTV Finance, LTD.	Grand Cayman	—

CANTV International, LTD.	Grand Cayman	—